February 22, 2007

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Aber Diamond Corporation
Form 40-F for the Fiscal Year Ended 1/31/06
Filed May 1, 2006
File No. 0-17227

Dear Mr. Hiller:

As requested in your letter to Aber Diamond Corporation (the “Company”) dated January 23, 2007, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Comment 1

We note that you incorporated by reference the audited annual financial statements and management’s discussion and analysis for the fiscal year ended January 31, 2006, which were previously included in the Form 6-K that you submitted on April 28, 2006.

Under General Instructions (B)(5) to Form 40-F, if you incorporate by reference any information not previously filed with the Commission, such information must be attached as an exhibit and filed with this Form.

As the Form 6-K is regarded as a furnished document, rather than a filed document, you will need to amend your Form 40-F to attach the audited annual financial statements and management’s discussion and analysis as exhibits. Please revise accordingly.

Our response: Further to your comment, we will amend our above-referenced Form 40-F report to attach the audited annual financial statements and management’s discussion and analysis as exhibits for the fiscal year ended January 31, 2006.

Comment 2

You state that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures “as of the period” covered by the report.  Please revise to clarify whether the evaluation was conducted as of the end of the period, as would be required to comply with General Instruction B (6)(b) of Form 40-F.

Our response: Further to your comment, we will amend our above-referenced Form 40-F report to clarify that the evaluation was conducted as of the end of the period.

Comment 3

You state that the costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based upon estimated proven and probable reserves.  Please revise your disclosure under Note 22(c) to explain how the reserves used for U.S. GAAP amortization compare to the reserves you have reported under the Canadian guidelines, and to indicate whether you believe the reserves utilized in the U.S. GAAP accounting meet the definitional guidance of Industry Guide 7.

Our response: The amortization of the cost of deferred mineral properties from which there is production is computed using the unit-of-production method based upon estimated proven and probable reserves.  The reserves used for U.S. GAAP amortization purposes are the same as the reserves used for Canadian GAAP amortization purposes.

The Company follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project. With respect to Aber, the determination of Aber’s reserves under 43-101 meet the definitional guidance provided in Industry Guide 7.

Given that there is no difference between the definition under Industry Guide 7 and our calculations of the reserves, no revisions are required.

Comment 4

We note that you recorded repayment of the promissory note incurred in conjunction with your April 2004 acquisition of a 51% interest in Harry Winston, amounting to $51 million, as an investing activity in your Statement of Cash Flows for the year ended January 31, 2006.  Although the guidance in paragraph 17(c) of SFAS 95 requires payments made to acquire property, plant and equipment in close proximity to the acquisition date to be reported as investing activities, the language in footnote 6 of that Standard clarifies that when incurring directly related debt to the seller, subsequent payments of principal should be reported as financing cash outflows.  As there does not appear to be a difference between Canadian and U.S. GAAP in this area, you may need to correct both the Canadian and U.S. GAAP reporting to reflect the repayment of the promissory note as a financing activity in the Statement of Cash Flow.

Our response: On April 1, 2004, the Company completed the acquisition of a 51% share of Harry Winston for $85.0 million.  The total purchase price was payable by the Company in installments, with $49.8 million remaining to be paid over the one-year period following closing.  The initial payment was made on April 1, 2004 and the balance of $49.8 million, plus accrued interest, was paid on March 3, 2005.

Canadian GAAP is silent on whether reporting the repayment of the promissory note should be treated as an investing or financing activity.  Although the treatment of the repayment of the promissory notes as a financing activity would also have been acceptable under Canadian GAAP, we believe it was more appropriate to classify it as an investing activity, consistent with the treatment of the first $40.0 million payment, given that both payments related to the same transaction.

The CICA Background Information and Basis for Conclusion to Section 1540 — Cash Flow Statements suggests that in fact there may be differences in the applicability of the provisions of SFAS 95 and Section 1540. Further, Section 1100 — Generally Accepted Accounting Principles allows the application of judgment where GAAP is silent.

We agree that under SFAS 95, footnote 6, the repayment of the promissory note should be disclosed as a financing activity. We will revise our U.S. GAAP disclosure to report it as a reconciling item in the January 31, 2007 financial statements.

Comment 5

We note that you recorded for the year ended January 31, 2005 other income of $7 million for funds received from Tiffany to remove certain restrictions on the resale of Aber shares.  As the proceeds were relating to an equity transaction, tell us why you classified that as income rather than a credit to additional paid in capital.

Our response: On July 16, 1999, Tiffany entered into a Private Placement Subscription Agreement (“PPSA”) with Aber pursuant to which Aber issued and sold to Tiffany 8 million common shares in the capital of Aber.  The common shares issued to Tiffany were not special or restricted shares. The common shares themselves were fully tradable; however, as part of the terms and conditions of the PPSA Tiffany was precluded from selling its 8 million common shares in Aber before a specified date without complying with certain substantive restrictions in favor of Aber.

On December 6, 2004, Tiffany entered into an Extinguishment and Termination Agreement (“ETA”) with Aber, whereby Aber agreed that upon the receipt of US$7 million from Tiffany (the “Tiffany Payment”) it would immediately cancel its right under the terms and conditions in the PPSA that restricted Tiffany’s ability to sell its 8 million common shares in Aber.  Subsequent to the receipt of the Tiffany Payment by Aber, Tiffany sold all of its holdings of Aber shares on the open market with all proceeds to Tiffany’s account.  Aber was not a party to these sales transactions nor did Aber receive any other benefit. Aber has included the US$7,000,000 as other income in its January 31, 2005 fiscal year financial statements.

Pursuant to General Standards C08 in respect of capital transactions, the following capital transactions shall be excluded from the determination of net income or the results of operations under all circumstances:

1.               Adjustments or charges or credits resulting from transactions in the enterprise’s own capital stock;

2.               Transfer to and from accounts properly designated as appropriated retained earnings; and

3.               Adjustments made pursuant to a quasi reorganization.

We respectfully submit that, under Aber’s circumstances, the Tiffany Payment is not a credit resulting from a transaction in Aber’s capital stock.  Instead, it is a compensation payment received by Aber in exchange for the extinguishment and termination of certain terms and conditions set out in the PPSA.  Hence, we do not consider the Tiffany Payment as a capital transaction as described under General Standards C08, and therefore treated the compensation payment received from Tiffany as other income in the financial statements for the year ended January 31, 2005.

Comment 6

We note your disclosure in point (a) on page 56, explaining that upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and U.S. GAAP purposes.  Please disclose how you reported these costs prior to the reclassification.  Tell us the authoritative literature you have relied upon in making your reclassification.

Our response: Please see page 16 of our 2004 Annual Report management’s discussion and analysis for a discussion of commencement of commercial production (Appendix A attached).

During the development stage of the mine, all costs eligible to be capitalized were reported as deferred mineral property costs. Similar to the treatment of construction in progress, upon the commencement of commercial production these assets were transferred/reclassified from deferred mineral property to property, plant and equipment and inventory.

This reclassification followed the requirements of CICA 3061: Property, Plant and Equipment, which states that “capitalization of carrying costs ceases when an item of property, plant and equipment is substantially complete and ready for productive use. Determining when an asset, or a portion thereof, is substantially complete and ready for productive use requires consideration of the circumstances and the industry in which it is to be operated. Normally it would be predetermined by management with reference to such factors as productive capacity, occupancy level, or the passage of time.”

Commercial production for Canadian GAAP purposes in fiscal 2004 was defined as the achievement of a commercial level of production and sales, substantial physical project completion, a sustained level of mining and diamond processing activity, and the establishment of sales channels.  With the commencement of commercial production at the Diavik Mine, the deferred mineral property costs were considered ready for productive use, resulting in the following changes to the Company’s financial statements:

•                  Certain balance sheet amounts relating to producing assets were reclassified from deferred mineral property costs to the appropriate balance sheet categories:  inventory and capital assets;

•                  Amortization of deferred mineral property costs, capital assets, and deferred charges are included in the Company’s earnings.

As of the commencement of commercial production, the Company reclassified these assets to inventory and capital assets. The inventory items consisted primarily of supplies inventory.

Comment 7

We note your disclosure in point (b) on page 56, stating that for U.S. GAAP purposes, commercial production commenced as of February 1, 2003 and, therefore, the U.S. dollar became your functional currency as of that date.  However, you also state that commercial production commenced on August 1, 2003 for Canadian GAAP purposes.  The guidance in paragraph 5 of SFAS 52 defines functional currency as the currency of the primary economic environment in which an entity operates.  Please disclose how you came to the view of having two separate dates for commencement of commercial production and determination of functional currency.

Our response:

Determination of Commercial Production

Commercial production is not defined in the accounting literature.

For Canadian reporting purposes, and consistent with Canadian practice, we determined that  August 1, 2003 was the date that commercial production began, being the date on which in management’s view a sustainable level of production of saleable goods was achieved.

For U.S. reporting purposes we determined that the transition from the start-up phase to operations occurred coincident with the initial extraction and processing of product available for sale, being February 1, 2003. This view is consistent with EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, which states that the production phase of a mine is deemed to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. We believe the consensus in EITF Issue No. 04-6 codified what was an acceptable application of U.S. GAAP prior to its issuance.

Determination of Functional Currency

Paragraph 5 of SFAS 52 defines an entity’s functional currency as the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.

During the development phase of the mine the Canadian dollar was appropriately the functional currency of the Company:

1.               Our costs were all in Canadian dollars; and

2.               Our financings, other than our project debt, were all denominated in Canadian dollars, including the sale of Snap Lake in 2001 for $173 million Canadian, the equity financing in 1999 of $104 million Canadian with Tiffany, the 1998 equity financing of $100 million Canadian, and the 1997 and 1996 Canadian flow-through share offerings.

With the commencement of production and sale of goods management considered the cumulative impact of the factors discussed below and concluded that the functional currency was now U.S. dollars. We carefully followed the guidance provided by SFAS 52 Appendix A: Determination of the Functional Currency and examined both our sales market and financing indicators.  We determined the U.S to be the primary economic environment in which we operated after achieving all of the following benchmarks:

1.               We had secured long term U.S. dollar financing;

2.               We had commenced commercial production;

3.               We had established a client network to transact our sales of rough diamonds,  which are priced and settled in U.S. dollars on the international market; and

4.               U.S. funds generated by our international sales are sufficient to service existing and anticipated U.S. debt obligations.

Accordingly, we determined the U.S. dollar to be our functional currency upon attainment of all of the foregoing criteria, including the commencement of commercial production. For Canadian GAAP purposes, therefore, we deemed U.S. dollars to be our functional currency effective August 1, 2003, the date on which in management’s view a sustainable level of production of saleable goods was achieved. Using the same criteria, for U.S. GAAP purposes we deemed U.S. dollars to be our functional currency effective February 1, 2003, the date on which all of the foregoing criteria were achieved for US reporting purposes and on which we first produced saleable goods.

Comment 8

We note that amortization expense of deferred mineral property is higher for U.S. GAAP purposes in your fiscal year ending January 31, 2004 as a result of using different dates used for the commencement of commercial production, between U.S. and Canadian GAAP.  Please explain to us why amortization expense is higher and how it relates to the different dates used for commercial production.

Our response: In fiscal 2004, amortization for Canadian GAAP purposes was for the six month period from August 1, 2003 to January 31, 2004. For U.S. GAAP purposes, since commercial production was deemed to be February 1, 2003, amortization was for the full 12 months ending January 31, 2004 and accordingly is higher in fiscal 2004.

Comment 9

Please disclose the reasons for the differences between U.S. and Canadian GAAP depicted in your table on page 55 for long-term debt and future income tax liability.

Our response: Due to the different dates used for cessation of capitalization of deferred mineral property costs and the commencement of commercial production for U.S. and Canadian GAAP purposes, the net book value of deferred mineral properties is lower for U.S. GAAP purposes than for Canadian GAAP purposes.  Hence, it follows that the future income tax liability related to temporary differences for U.S. GAAP purposes is lower than for Canadian GAAP purposes.

As noted under Comment 7, for Canadian GAAP purposes our functional currency was Canadian dollars until August 1, 2003.  Under Canadian GAAP we recorded a foreign exchange gain on our U.S. denominated debt for the six months ended July 31, 2003. This gain was reversed for U.S. GAAP purposes since we determined that the functional currency under U.S. GAAP was the U.S. dollar effective February 1, 2003.

Comment 10

We note that your certifications do not include any assertion about internal control over financial reporting.  Please amend to include the certification exactly as set forth in General Instruction B(6)(a)(1) of Form 40-F.

Our response: It is our understanding and belief that at the time that Aber filed its Form 40-F in May 2006, the SOX 302 certifications of our CEO and CFO did not need to include assertions about internal control over financial reporting (see introductory language of Paragraph 4 and Paragraph 4(b) of the certification as set forth in General Instruction B(6)(a)(1) of Form 40-F).

We base this view on an excerpt from a Staff Alert released by the SEC’s Corporation Finance Staff on March 4, 2005, which stated as follows:

“Correct Version of the Certifications Required by Rules 13a-14(a) and 15d-14(a).

In the June 2003 release adopting rules under Section 404 of the Sarbanes-Oxley Act and the related changes to certifications (Release No. 33-8238), the Commission stated that the certifications as set forth in Item 601(b)(31) of Regulation S-K, Item 601(b)(31) of Regulation S-B, Form 20-F and Form 40-F may omit the following language during the Section 404 transition period (which was extended in Release Nos. 33-8392 and 33-8545) until the Section 404 rules are effective with respect to the company:

•                                    The introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company; and

•                                    Paragraph 4(b), which states that the certifying officers have designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Certifying officers of non-accelerated filers, foreign private issuers and accelerated filers availing themselves of the Order under Section 36 of the Securities Exchange Act of 1934 granting an Exemption from Specified Provisions of Exchange Act Rules 13a-1 and 15d-1 (Release No. 34-50754) may continue to omit this language from their certifications (in accordance with the transition provisions) until their company is required to file its first internal control reports. See Question No.1 in the document entitled Exemptive Order on Management’s Report on Internal Control over Financial Reporting and Related Auditor Report — Frequently Asked Questions.”

Question #1 of the above-cited F.A.Q. states:

“Q: The extended compliance period currently in effect pursuant to the February 2004 Release No. 33-8392 allows companies to omit a portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). When should companies relying on the Order provide a certification that contains the previously omitted language?

A: The contents of the certification should correspond to the contents of the applicable periodic report filed pursuant to the Order. Certifying officers may continue to omit the introductory language in paragraph 4 and all of paragraph 4(b) in the Form 10-K that does not include internal control reports as permitted by the Order. The previously omitted certification language must be provided in the certification filed with the amended Form 10-K that contains internal control reports. The certification in the amendment should contain paragraphs 1, 2, 4 (with the complete language, discussed above), and 5. Paragraph 3 of the certification is required as well if the amendment contains financial statements or other financial information.”

At the time of Aber’s 40-F filing in May 2006, the Company (as a “foreign private issuer” under SEC Rules) was not required to file its first management report on internal controls in its Form 40-F until its first fiscal year ending on or after July 15, 2006.  Since Aber’s May 2006 40-F filing was for its fiscal year ended January 31, 2006, the Company, acting in accordance with the above-cited Staff guidance, was not required to include any assertions about internal control over financial reporting in the SOX 302 certifications.

Based on the above Aber respectfully requests that this comment be waived.  Aber recognizes that  the SOX 404 reporting requirements are now applicable, and that the Company must file SOX 302 certifications with reference thereto, in accordance with General Instruction B(6)(a)(1) of Form 40-F, as exhibits in the Company’s upcoming Form 40-F for fiscal year ended January 31, 2007.

Closing Comment

We hereby confirm to you the Company’s acknowledgement of the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently in the process of completing our financial statements and management’s discussion and analysis for the year ended January 31, 2007.  It is our intent to issue a press release and file the annual report on or around March 23rd, incorporating all changes resulting from the Staff’s comments.

If you have any further questions, please contact me at (416) 362-2237 ext. 235.

Sincerely,

Aber Diamond Corporation

/s/ Alice Murphy

Alice Murphy
 Vice President and Chief Financial Officer

cc:   Nasreen Mohammed

Appendix A

Summary Discussion

Aber is a diamond marketing company supplying a Canadian product to a global diamond market.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. (“DDMI”) is the operator of the Diavik Diamond Mine (the “Diavik Mine”), known as the “Diavik Project” prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc (“Rio Tinto”) of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Commencement of Commercial Production

On August 1, 2003, Aber commenced commercial production from the Diavik Mine based on the achievement of a commercial level of production and sales, substantial physical project completion, a sustained level of mining and diamond processing activity, and the establishment of sales channels. During the year, production came partially from sub-ore grade kimberlite and operational ramp-up continued. Although a level of commercial production was achieved during the year, the fourth quarter’s operating and financial results continue to reflect ramp-up activity at the Diavik Mine. Accordingly, the results of the third and fourth quarters should not be considered a model for future results. Under the current Diavik Mine plan, full production is scheduled to be achieved by mid-2005. An updated Diavik Mine is expected by the end of 2004.

The commencement of commercial production at the Diavik Mine resulted in the following changes to the Company’s financial statement effective from August 1, 2003:

•                  Diamond sales revenues, related costs of sales and expenses are included in the Company’s operating results.

•                  Certain balance sheet amounts relating to producing assets have been reclassified from deferred mineral property costs to the appropriate balance sheet categories inventory and capital assets.

•                  Amortization of deferred mineral property costs, capital assets, and deferred charges are included in the Company’s earnings.

•                  The Company charged its functional and reporting currency from the Canadian dollar to the US dollar, resulting in the recognition of a cumulative translation adjustment on the Company’s balance sheet.

Change in Functional and Reporting Currency

Effective August 1, 2003, the US dollar became the functional and reporting currency of the Company. Accordingly, Aber’s financial reporting is presented in US dollars, with conversion of previously published figures to US dollars. The ongoing impact of this change is that Canadian dollar exposure in self-sustaining subsidiary financial positions is recorded as a cumulative translation adjustment, a component of equity. Previously, gains and losses on US dollar exposure would have been included in the statement of earnings. Currently, Aber’s currency exposure is substantially to the Canadian dollar.